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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8-69270 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Flying Cloud Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap deale ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no

201 California Street, Suite 350
(No. and Street)

| San Francisco | CA | 94111 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Justin Schleifer | 415-890-6297 | jschleifer@fcsecurities.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries
(Name – if individual, state last, first, and middle name)

| 4601 DTC Boulevard, Suite 700 | Denver | CO | 80237 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 349 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __Bartholamew Mallon_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Flying Cloud Securities LLC_____, as of __12/31_____, 2 _021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.
>
> STATE OF CALIFORNIA  COUNTY OF _San Francisco_
>
> Subscribed and sworn to (or affirmed) before me on this _1st_ day of _March_
> 20_22_ by _Bartholamew Mallon_

Signature: _____

Title: _____
President

Notary Publ

~~proved to me on the basis of satisfactory evidence to be the person(s) who appeared~~ before me.

_(Signature of Notary)_

CHERYL MERIL
COMM. # 2333265
SAN FRANCISCO COUNTY
NOTARY PUBLIC-CALIFORNIA
MY COMMISSION EXPIRES
OCTOBER 03, 2024

## This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equit
- ☐ (f) Statement of changes in liabilities subordinated to claims of credi
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applic
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applic
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 C R 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as appli
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 C R 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12 as applicab
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

_**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

# Flying Cloud Securities LLC
# Report Pursuant to Rule 17a-5(d)
# Year Ended December 31, 2021

**The report is deemed Confidential in accordance with Rule 17a-5(e)(3) under Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC DOCUMENT.**

**FLYING CLOUD SECURITIES LLC**
**FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2021**

## TABLE OF CONTENTS

 SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BOULEVARD · SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Members of
Flying Cloud Securities LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Flying Cloud Securities LLC (the "Company") as of December 31, 2021, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



**Supplemental Information**

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Spicer Jeffries LLP*

We have served as Flying Cloud Securities LLC's auditor since 2014.

Denver, Colorado
March 1, 2022

**FLYING CLOUD SECURITIES LLC**

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2021**

**ASSETS**

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 59,213 |
| Commission receivable | | 831,842 |
| Investments in publicly traded securities | | 2,638 |
| | $ | 893,693 |

**LIABILITIES AND MEMBERS' EQUITY**

## LIABILITIES

| | | |
|---|---|---|
| Commission payable | $ | 767,799 |
| Accounts payable and other liabilities | | 31,216 |
| | | 799,015 |

Commitments and Contingencies (Notes 3 and 4)

**MEMBERS' EQUITY (Note 2)** | | 94,678 |

| | $ | 893,693 |
|---|---|---|

The accompanying notes are an integral part of these financial statements.

**FLYING CLOUD SECURITIES LLC**

**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2021**

**REVENUE:**

| | |
|---|---:|
| Commission income | $  1,191,266 |
| **Total revenue** | 1,191,266 |

**EXPENSES:**

| | |
|---|---:|
| Commission expense | 1,092,006 |
| Telephone, internet & communication | 5,215 |
| Regulatory fees | 13,287 |
| General and administrative | 897 |
| Insurance | 2,085 |
| Legal and professional fees | 64,729 |
| Rent and occupancy costs | 3,000 |
| Taxes and licenses | 8,399 |
| Total expenses | 1,189,618 |

**OTHER INCOME:**

| | |
|---|---:|
| Unrealized depreciation on investments | $        (637) |

| | |
|---|---:|
| **NET INCOME:** | $      1,011 |

The accompanying notes are an integral part of these financial statements.

**FLYING CLOUD SECURITIES LLC**

**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2021**

| | | |
|---|---|---:|
| **Balances, December 31, 2020** | $ | 103,667 |
| Distribution to members | | (10,000) |
| Net income | | 1,011 |
| **Balances, December 31, 2021** | $ | 94,678 |

The accompanying notes are an integral part of these financial statements

**FLYING CLOUD SECURITIES LLC**

**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2021**

**CASH FLOWS FROM (TO) OPERATING ACTIVITIES:**

| | | |
|---|---|---:|
| Net income | $ | 1,011 |
| Adjustments to reconcile net income to net | | |
| cash flows used in operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Increase in commissions receivable | | (495,824) |
| Increase in commissions payable | | 171,791 |
| Increase in accounts payable | | 26,223 |
| Net cash used in operating activities | | (296,799) |

**CASH FLOWS FROM (TO) INVESTING ACTIVITIES**

| | | |
|---|---|---:|
| Investments in publicly traded securities | $ | (2,638) |
| Net cash used in investing activities | $ | (2,638) |

**CASH FLOWS FROM (TO) FINANCING ACTIVITIES:**

| | | |
|---|---|---:|
| Distributions to members | | (10,000) |
| Net cash used in financing activities | | (10,000) |

| | | |
|---|---|---:|
| **NET DECREASE IN CASH AND CASH EQUIVALENTS** | | (309,437) |
| **CASH AND CASH EQUIVALENTS, at beginning of year** | | 368,650 |
| **CASH AND CASH EQUIVALENTS, at end of year** | $ | 59,213 |

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021

## NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Flying Cloud Securities LLC (the "Company"), is a Delaware limited liability company, organized in 2013 to engage in private placements of securities. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulation Authority, Inc. ("FINRA"). The Company was formed on March 11, 2013 and was approved by the SEC and the FINRA as a broker-dealer on April 24, 2014, whereby the Company commenced operations.

### 15c3-3 Exemption

The Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission pursuant to footnote 74. The Company does not carry or clear customer accounts.

### Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company considers all highly-liquid investments purchased with an original maturity of three months or less on the purchase date to be cash equivalents. As of December 31, 2021, the Company is under the FDIC insured amount limit of $250,000 by $190,787.

### Revenue Recognition

The Company derives its revenue from capital raising activities, in the form of private placements of securities. Commission revenue is recognized as income when it is earned, as defined in the respective engagement letters. This is typically at the closing of the sale of securities of the non-public companies. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2021.

### Accounts Receivable

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are null.

### Income Taxes

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no

## NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

### Income Taxes (concluded)

provision for income taxes is reflected in the accompanying financial statements. However, the Company is still required to file a tax return. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Taxable years since 2018 are subject to examination.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2021, the Company had net capital and net capital requirements of $30,239 and $53,268, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 26.42 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1, during its fiscal year of operations.

The Company was not in compliance with its net capital requirements as of December 31, 2021. The Company made the required net capital notifications on January 24, 2022 and the net capital deficiency was cured on January 11, 2022.

## NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement, effective April 24, 2013, with Cole-Frieman & Mallon LLP, in which the affiliate pays expenses on behalf of the Company. The Company pays the affiliate $250 per month for office space, minor administrative services and technology services. This amount approximates the Company's portion of these expenses. The total amount paid to the affiliate for the period was $3,000 and is included in Rent Expense in the Statement of Income. In addition, the lease agreement may be terminated with a 60 day notice.

The Company has a services agreement with Aspect Advisors LLC for the provision of Chief Compliance Officer and Financial Operations Principal services. The Company pays the affiliate $4,300 per month for such services. The total amount paid to the affiliate for the period was $51,600 and is included in Legal and Professional Fees in the Statement of Income. In addition, the services agreement may be terminated with a 30 day notice.

### NOTE 4 - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company could be threatened with or named as a defendant in lawsuits, arbitrations and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2021, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

### NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

# Supplemental Information

**FLYING CLOUD SECURITIES LLC**

**COMPUTATION OF NET CAPITAL**
**PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1**

**CREDIT:**

| | | |
|---|---|---:|
| Members' equity | $ | 94,678 |

**DEBITS:**

| | |
|---|---:|
| Non-allowable assets: | |
|     Accounts receivable | 64,043 |
|     Prepaid expenses | - |
|         **Total debits** | 64,043 |
| | |
|         **Net capital before haircuts on securities positions** | 30,635 |
| | |
| Haircuts on securities positions | 396 |
| **NET CAPITAL** | 30,239 |

Minimum requirements of 6 2/3% of aggregate indebtedness of

| | | |
|---|---|---:|
| $799,015 or $5,000, whichever is greater | | 53,268 |
| **EXCESS NET CAPITAL** | $ | (23,029) |

**AGGREGATE INDEBTEDNESS:**

| | | |
|---|---|---:|
| Accrued expenses and other liabilities | $ | 799,015 |
| Unearned revenue | | - |
| | $ | 799,015 |

| | |
|---|---:|
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | 26.42   1 |

# FLYING CLOUD SECURITIES LLC

## RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING AS OF THE YEAR ENDED DECEMBER 31, 2021

**NET CAPITAL PER COMPANY'S UNAUDITED FORMX-17A-5 PART II FILING $  30,690**

| | |
|---|---:|
| Adjustments: Increase in Commission Income | 131,843 |
| Adjustments: Increase in Commission Expense | (138,250) |
| Adjustments: Increase in Decrease in Non-Allowable Assets | 5,956 |
| **Net Adjustments:** | (451) |
| **NET CAPITAL PER REPORT PURSUANT TO RULE 17A-S(D)** | 30,239 |

 SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Flying Cloud Securities LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance Footnote 74 of SEC Release 34-70073 in which (1) Flying Cloud Securities LLC (the "Company") identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. 240.15c3-3 and (2) the Company stated that the Company met the identified provisions of Footnote 74 throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release 34-70073.

*Spicer Jeffries LLP*

Denver, Colorado
March 1, 2022

**Flying Cloud Securities LLC**
201 California Street, Suite 350
San Francisco, CA 94111
*phone:* 415-762-8750
*fax:* 415-493-0154
*fcsecurities.com*

February 28, 2022

## FLYING CLOUD SECURITIES LLC

### Computation for Determination of Reserve Requirements UnderRule15c3-3 of the Securities and Exchange Commission
### December 31, 2021

Flying Cloud Securities LLC (the "Company") is a registered broker-dealer subject to Rule17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The company does not claim and exemption from 17 C.F.R. 240, 15c3-3 under paragraph (k). The company is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073.
2. The company is engaged in private placement of securities and M&A advisory services.
3. As a Non-Covered Company that does not claim an exemption under paragraph (k) of Rule 15c3-3, during the reporting period the Company affirms that it (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent year without exception.

I, Bart Mallon, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



---
Bart Mallon, President

 **SPICER JEFFRIES LLP**

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Flying Cloud Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2021, which were agreed to by Flying Cloud Securities LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2021, with the amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

S1

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Spicer Jeffries LLP*

Denver, Colorado
March 1, 2022

**FLYING CLOUD SECURITIES LLC**

**GENERAL ASSESSEMENT RECONCILIATION**
**PURSUANT TO FORM SIPC-7**
**YEAR ENDED DECEMBER 31, 2021**

| | | |
|---|---|---|
| General Assessment per Form SIPC-7 | $ | 1,837 |
| Less payment made with Form SIPC-6 | | (202) |
| Amount paid with Form SIPC-7 | $ | 1,635 |